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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                    North American Technologies Group, Inc.
                    ---------------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   657193207
                                 -------------
                                 (CUSIP Number)



          ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 12, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 657193207                                          PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Avalanche Resources, Ltd.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,000,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,000,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6867%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                                  Schedule 13D


CUSIP No. 657193207


                     North American Technologies Group, Inc.


Item 1.  Security and Issuer.

                  This statement relates to the common stock, par value $.001 per share ("Common Stock"), of North American Technologies Group, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 14315 West Hardy Road, Houston, Texas 77060.

Item 2.  Identity and Background.

                  (a) Name:                  Avalanche Resources, Ltd.

                  (b) Business Address:      5002 Swiss Avenue
                                             Dallas, Texas  75214

                  (c) Principal Business:    Investment holding company

                  (d) During the last five (5) years, neither Avalanche Resources, Ltd. ("Avalanche") nor Avalanche Management Corporation, its general partner, nor any of the directors or officers of its general partner have been convicted in a criminal proceeding.

                  (e) During the last five (5) years, neither Avalanche nor its general partner, nor any of the directors or officers of its general partner was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to judgment, decree or final order enjoining future violations of a prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The source of the funds used in making the purchase of the securities is the working capital of Avalanche. The amount of funds used is $1,000,000.00 in two increments of $500,000.00 each. None of the funds was borrowed.

Item 4.  Purpose of Transaction.

                  The securities were acquired for investment purposes.

Item 5.  Interest in Securities of Issuer.

                  (a) Avalanche is the beneficial owner of 1,000,000 shares of common stock of the Issuer. The shares represent 16.6867% of the total shares of common stock of the Issuer. The percentage set forth in this Item 5 is based upon a total of 5,992,805 shares of common stock outstanding as of June 7, 2000. Avalanche acquired 500,000 shares on May 12, 2000 and an additional 500,000 shares on June 7, 2000.

                  (b) Avalanche has the sole power to vote the shares and the sole power to dispose of the shares.

                  (c) Within the past sixty (60) days, Avalanche has not effected a transaction in the common stock of the Issuer.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
                  Respect to Securities of the Issuer.

                  Avalanche acquired 500,000 shares of the Issuer pursuant to a Securities Purchase Agreement dated May 12, 2000, a copy of which is attached as
Exhibit 1. Avalanche acquired an additional 500,000 shares of the Issuer pursuant to a letter agreement dated May 23, 2000, a copy of which is attached as Exhibit 2.

Item 7.  Material to be Filed as Exhibits.

                  The following documents are attached hereto and incorporated herein by reference:

                  Exhibit 1  Securities Purchase Agreement

                  Exhibit 2  Letter agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        AVALANCHE RESOURCES, LTD.

                                        By:  Avalanche Management Corporation,
                                             its general partner


DATED:  September 29, 2000                   By: /s/ KEVIN C. MADDOX
                                                 --------------------------
                                                 Kevin C. Maddox, President

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
  1            Securities Purchase Agreement
  2            Letter Agreement